Exhibit 99.2

CATALYST PAPER CORPORATION

PROXY
ANNUAL GENERAL MEETING
May 10, 2016

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF CATALYST PAPER CORPORATION

The undersigned shareholder of Catalyst Paper Corporation (the “Corporation”) hereby appoints Joe Nemeth of Langley, British Columbia or failing him, Frank De Costanzo of Vancouver, British Columbia, or instead of either individual, _______________________of _______________________, as proxy, with full power of substitution, to attend, vote the shares represented by this Proxy and otherwise act for and on behalf of the undersigned at the Annual General Meeting of the shareholders of the Corporation to be held at Catalyst Paper Corporation, 1st Floor, 3600 Lysander Lane, Richmond, British Columbia on May 10, 2016 at 12:30 p.m. (local time) (the “Meeting”) and at any adjournments thereof as follows:

1.	Election of Directors

	The nominees proposed by the management of the Corporation are:	FOR	WITHHOLD

	John Brecker	☐	☐

	Todd Dillabough	☐	☐

	Walter A. Jones	☐	☐

	Leslie T. Lederer	☐	☐

	Jill Leversage	☐	☐

	Joe Nemeth	☐	☐

	Pierre Raymond	☐	☐

2.	Appointment of Auditors	FOR	WITHHOLD

	Re-appointment of KPMG LLP, Chartered Accountants, as auditors of the Corporation	☐	☐

With respect to any amendment or variations to the matters listed above or identified in the Notice of Annual General Meeting (the “Notice”) and any other matters which may properly come before the Meeting, the undersigned confers discretionary authority on the person voting on behalf of the undersigned to vote in accordance with the best judgment of that person.

To be effective, proxies must be delivered to the Corporation c/o CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1, in either case prior to 12:30 p.m. Vancouver time on May 6, 2016. A self-addressed envelope is enclosed.

This Proxy supersedes and revokes any proxy.

DATED the _________day of ___________, 2016.
Signature of Shareholder

Your name and address are recorded as shown on the back hereof. If incorrect, please correct.

On any ballot that may be called for, the shares represented by this Proxy in favour of the person(s) designated by management of the Corporation named in this Proxy will be voted or withheld from voting in accordance with the instructions given on the ballot, and if the shareholder specifies a choice with respect to any matter to be acted upon, the shares will be voted accordingly.

If no choice is specified in this Proxy with respect to a particular matter identified in the Notice, the person(s) designated by management of the Corporation in this Proxy will vote the shares represented by this Proxy as specified for such matter in the Management Information Circular in respect of the Meeting.

Each shareholder has the right to appoint as proxyholder a person or company (who need not be a shareholder of the Corporation) other than the person(s) or company(ies) designated by management of the Corporation to attend and act on the shareholder’s behalf at the Meeting. Such right may be exercised by inserting the name of the person or company to be appointed in the blank space provided in this Proxy or by completing another form of proxy.

This Proxy or such other form of proxy should be completed, dated and signed, and sent in the enclosed envelope or otherwise to the Corporation c/o CST Trust Company, PO Box 721, Agincourt, Ontario M1S 0A1.

If this Proxy is not dated in the space provided, it shall be deemed to bear that date on which it was mailed by or on behalf of the Corporation.

This Proxy must be signed by the shareholder or the shareholder’s attorney authorized in writing. If the shareholder is a corporation, this Proxy must be signed by the duly authorized officer, attorney or other authorized signatory of the shareholder. A person signing on behalf of a shareholder must provide, with this Proxy, satisfactory proof of such person’s authority and must indicate the capacity in which such person is signing.